FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
General Manager, Legal Division

Date: October 27, 2005

October 27, 2005

Consolidated Financial Results for the First Half of the Fiscal Year Ending March 31, 2006

I. Consolidated Financial Results

	Six months ended September 30, 2005	Six months ended September 30, 2004	Change
	In billions of yen	In billions of yen	%
Net sales	2,233.0	2,303.2	-3.0
Operating income	13.0	59.3	-78.1
Income before income taxes	28.5	71.9	-60.4
Net income	16.4	25.2	-34.8

	Yen	Yen	Yen
Net income per share:
Basic	8.36	12.77	-4.41
Diluted	7.84	11.47	-3.63

	As of September 30, 2005	As of September 30, 2004	Change
	In billions of yen	In billions of yen	%
Total assets	3,807.3	3,906.1	-2.5
Number of employees	148,540	145,540	—

(Notes)

1.	The consolidated financial statements of NEC are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

2.	For the six months ended September 30, 2004, net income per share was restated to the dilutive effect from the issuance of contingently convertible bonds.

3. Number of consolidated subsidiaries and affiliated companies accounted for by the equity method is as follows:

	As of September 30, 2005	As of September 30, 2004
Consolidated subsidiaries	249	201
Affiliated companies accounted for by the equity method	68	45

II. Management Policy

1. Fundamental Management Policy

Information technology (“IT”) and network technology have become indispensable to our daily lives, enterprises, and national and local governments. Furthermore, convergence is occurring in a variety of segments, such as optical networks and internet protocol (“IP”) networks, mobile communication and fixed-line communication, broadcasting services and telecommunication services, and IT and network technology. Due to such convergence and advancements of broadband and mobile infrastructure which provide high speed, large capacity networks and related services, and accessibility via mobile information terminals, a “ubiquitous networked society” is being realized, where exchange of necessary information is enabled “anytime, anywhere” through various information and telecommunication devices.

In order to enable individuals to spend safe, happy and rich lives, and corporations to enhance their competitiveness and management efficiency by utilizing IT and networks in this new society, the NEC Group, under the corporate slogan “Empowered by Innovation,” intends to contribute to realizing the new potential of people and society through continuing innovation aimed at “Improved customer satisfaction.”

In addition to its IT Solutions and Network Solutions businesses, the NEC Group also aims to provide solutions of true value for its customers and to realize a ubiquitous networked society through its Electron Devices business such as semiconductors.

Finally, the NEC Group aims at sustained growth of society and enterprises by fulfilling its social responsibility as a good corporate citizen. At the same time, the NEC Group is working to increase its corporate value acknowledging its duty toward its stakeholders such as its shareholders, customers, and employees.

2. Fundamental Policy on Distribution of Profits

In addition to moving forward with the restructuring of its businesses, NEC needs to adopt a flexible policy in order to better respond to the rapidly changing business environment. In light of these business requirements, NEC considers, among other factors, the following factors in determining its cash dividends: the profits earned in the relevant fiscal period; the financial outlook for the following fiscal periods, the dividend payout ratio, and the internal demand for funds such as capital expenditures.

NEC expects to pay an interim dividend of 3 yen per common share for the six months ended September 30, 2005, and plans to pay an annual dividend of 6 yen per common share for the full year ending March 31, 2006.

3. Company’s Principles and Policies on Reducing the Number of Shares in a Trading Unit

Reducing the number of shares constituting one “share unit” (tan-gen kabu) is recognized as an effective way to increase the number of individual investors and enhance stock liquidity. However, such transaction will entail a substantial expense. When it is judged necessary NEC will respond appropriately taking into account, among other issues, the stock price levels, the number of shareholders, the shareholder composition, cost effectiveness, and NEC’s financial condition.

4. Mid- to Long-Term Business Strategy

Positioning the “Integrated IT/Network Solutions” and the “Semiconductor Solutions” as its core business domains, the NEC Group strives to enhance its corporate value by pursuing business and technology synergies between these domains while allowing these domains to develop their respective strategies in accordance with their individual business characteristics.

The NEC Group set forth its mid-term growth strategy in October 2003, and has been implementing the strategy since that time. By leveraging the advanced, world-leading broadband and mobile infrastructure available in the Japanese market into overseas markets, the NEC Group aims to create and acquire new growth opportunities in the upcoming, full-scale ubiquitous networked society.

Outline of Mid-Term Growth Strategy in Integrated IT/Network Domain

1.	Securing Reliable Profits and Stable Growth Focused on the Japanese Market

(1)	Securing a reliable profit foundation based on systems integration (“SI”) services

(2)	Expanding the network solutions business through integration with IT business

(3)	Revitalizing product business

2.	Capturing New Growth Opportunities

(1)	Global business expansion

(2)	Strengthening measures to prepare for an upcoming, full-scale ubiquitous networked society in Japan

3.	Combining NEC Group Core Competencies to Support Growth

Recently, certain issues have arisen that need to be addressed such as the rapidly changing business environment that started with the downturn of the mobile handset market in Japan, and increasing capital requirements and complexity relating to new technology development. On the other hand, there are new business opportunities arising from the shift to next-generation networks and increasing demands for software/services in various areas. In response to these conditions, NEC announced management measures in December 2004 to quickly overcome these management issues and to realize its mid-term growth strategy.

Outline of New Measures

1.	Early Turn Around of Mobile Terminal Business

(1)	Revision of development strategy

(2)	Acceleration of overseas business expansion focused on China

2.	Accelerated Growth of Integrated IT/Network Solutions Business

(1)	Strengthening business in the software/services domain

(2)	Expansion of broadband solutions business

(3)	Measures for next-generation network infrastructure business

3.	Continuous Promotion of Structural Reform

In addition, in the area of semiconductor solutions, the NEC Group will focus on system large scale integrated circuits (“LSI”), respond to customers’ needs with its leading proprietary technology, and aim to become a business partner that provides optimal solutions.

Through these measures, the NEC Group aims to achieve performance recovery and regain its business growth.

5. Challenges to be Addressed by NEC Group

In Japan, as broadband and mobile infrastructure is being expanded, and as the shift to next-generation networks, such as optical networks and IP networks, is accelerated, there is an increase in the construction of new service platforms for telecommunication carriers and in the construction of global supply chains and network utilization in enterprises. In addition, the full-scale transition to 3G mobile phone services by telecommunications carriers is taking place in the mobile handset market in Japan. Furthermore, with increased diversification in customers’ needs, a higher level of semiconductor solutions is sought after.

While new business opportunities are expanding in this way, the demand for software development is expanding not only in the IT area, but also in the areas of networks and semiconductors. Customers’ demands for software have become more sophisticated and complex. At the same time, the scale of development projects has grown due to rapid changes in technology, while pricing pressure continues due to harsh competition.

The NEC Group is responding to the changes in the business environment that is becoming a full-scale ubiquitous networked society, and tackling the following management issues in order to seize new business opportunities and accomplish further growth.

Firstly, the NEC Group will seek to quickly and precisely identify the changes in the market by thoroughly following customer trends and will seek to provide integrated solutions that fulfill customers’ needs. Furthermore, it will actively tackle the global development of its integrated solutions business originating in Asia including China.

Secondly, in the area of software/services, in order to strengthen the core competencies of the NEC Group, which include its system integration and software development capabilities, the NEC Group has been dynamically reorganizing its management resources in this area including NEC Soft, Ltd. (“NEC Soft”) and NEC System Technologies, Ltd. (“NEC System Technologies”). Through this, the NEC Group continues to carry out total process innovation, and seeks to further strengthen its competitiveness and achieve the maximum potential of the NEC Group’s competencies to realize its customers’ needs.

Moreover, the NEC Group will concentrate on developing hardware products such as servers and storage devices that fulfill customers’ needs through full use of world-leading broadband and mobile infrastructure available in Japan and NEC Group’s core technologies in IT and networks areas such as technologies that offer high reliability and security.

Through these measures, NEC will promote business expansion of the NEC Group and improve its profitability, and develop itself into a leading, global company.

6. Basic Corporate Governance Policy and Status of Implementation

In recognition of the fact that reliable corporate governance is essential in maximizing of corporate value, NEC is committed to strengthening its corporate governance practices by promoting (1) transparent and sound management, (2) prompt decision-making and business execution, (3) clarification of accountability, and (4) timely, appropriate and fair disclosure of information.

<1> Corporate Governance Structure and Internal Control System

Having introduced the Corporate Officer System in April 2000, which reduced the number of directors and transferred substantial authority from directors to corporate officers, NEC has clarified management responsibilities and facilitated prompt decision-making and business execution. NEC has also strived to improve the transparency and soundness of its management by increasing the number of outside directors, establishing the Management Advisory Committee and the Compensation Committee, and engendering closer cooperation among NEC’s internal audit division, the Board of Corporate Auditors and independent auditors.

Board of Directors

The Board of Directors consists of 15 members, of which two are outside directors as provided under Item 7-2 of Paragraph 2, Article 188 of the Commercial Code of Japan.

The Board of Directors holds an ordinary meeting once a month and extraordinary meetings as necessary. At these meetings, directors deliberate and approve corporate management plans as well as other important business execution matters such as funding plans, investments and loans, and business reorganizations. The Executive Committee also discusses issues of particular importance prior to a meeting of the Board of Directors in order to enhance the board’s deliberations. The term of office for directors is fixed to one year in order to clarify the directors’ management responsibilities for each fiscal year.

Management Advisory Committee and Compensation Committee

NEC has established the Management Advisory Committee, consisting of members that include outside experts from relevant fields, to discuss management issues such as the NEC Group’s mid-term management strategy and its corporate governance structure benefiting from a wide range of external views. NEC has also established the Compensation Committee, consisting of five members that include two outside members (of which one is the chairperson), to deliberate on the remuneration system and the level of compensation of directors and corporate officers from an objective perspective. The Compensation Committee reports the results of its deliberations to the Board of Directors.

Cooperation among the Board of Corporate Auditors, Corporate Auditing Bureau, Independent Auditors

NEC has adopted the corporate auditor system. Three outside corporate auditors, as provided under Paragraph 1, Article 18 of the Law for Special Provisions for the Commercial Code Concerning Audits, Etc. of Kabushiki-Kaisha, and two full-time corporate auditors (who are not outside corporate auditors) audit the actions of NEC’s directors. While each corporate auditor performs his role through attendance at important meetings, conducting hearings with directors, inspection of important authorization documents, and examination of subsidiaries, the Board of Corporate Auditors establishes audit policies and receives reports from each corporate auditor on such corporate auditor’s audit status and, as necessary, from independent auditors on their audit services. The Board of Corporate Auditors also approves NEC’s and its subsidiaries’ engagement of independent auditors for their audit and non-audit services to comply with requirements of the U.S. Sarbanes-Oxley Act of 2002. In addition, NEC has established a division, consisting of five members, whose sole function is to assist the corporate auditors’ audit activities.

NEC has established the Corporate Auditing Bureau as an internal audit division, and it consists of approximately 40 members that include certified internal auditors, U.S. certified public accountants, and information systems auditors. The Corporate Auditing Bureau performs audits to ensure, business activities are inspected legally, appropriately and effectively and makes proposals to related divisions within the company for improvements. In order to promote mutual cooperation with corporate auditors and independent auditors, the bureau reports the results of internal audits not only to the President and other responsible directors and officers but also to corporate auditors, and also periodically discusses internal audit matters with independent auditors.

Internal Control System

In order to improve the soundness of its accounting procedures and the credibility of financial reporting, NEC endeavors to enhance and strengthen its internal control systems over financial reporting through internal accounting audits, documentation of the internal control systems, and clarification of procedures to disclose financial information.

Audit

The certified public accountants who provided audit services to NEC for the first half of the fiscal year ending March 31, 2006 were Sadahiko Yoshimura and Kazuya Oki of Ernst & Young ShinNihon. Mr. Yoshimura has consecutively audited NEC’s financial statements for 11 years (*Note). Other persons who assist with NEC’s audit services mainly consist of 18 certified public accountants, eight junior accountants, as well as nine other experts.

* Note

The number of consecutive auditing years of Mr. Yoshimura includes the number of years he conducted audits before recent amendment of the Certified Public Accountants Law.

Relationship with Outside Directors and Outside Corporate Auditors

There are no special interests between NEC and its outside directors and outside corporate auditors.

<2> Information Disclosure Structure

NEC recognizes that it is essential to be appropriately valued by the capital markets by providing timely, appropriate and fair disclosure. Accordingly, NEC started disclosing quarterly financial reports from the fiscal year ended March 31, 2002, and has held quarterly investors’ meetings for financial announcements by the President and other senior management, has announced management policies periodically, has enhanced the disclosure-related contents on its websites (including concurrent disclosure in both Japanese and English), and has made efforts to strengthen its global investor relations (“IR”) activities. In order to ensure proper information disclosure, NEC also has been establishing a framework to keep its internal divisions and subsidiaries informed of the current standards of timely disclosure to stock exchanges, ensure required communication and cooperation through a prescribed reporting network among related internal divisions and subsidiaries, and facilitate the audits to be conducted by the Corporate Auditing Bureau and corporate auditors with respect to timely disclosure.

<3> Risk Management Structure

NEC understands that appropriate management of the risks accompanying its business in order to prevent losses and damages as well as the maintenance and promotion of customer and investor confidence are essential to raising its corporate value in today’s fast-changing business environment.

Among the various risks that affect corporate value, risks related to management decisions such as management strategies are assessed and deliberated by related internal divisions with input, as necessary, from external experts such as law firms. Issues of particular importance are approved by the Board of Directors after deliberation by the Executive Committee, and the progress of the issues is monitored subsequently. Risks related to operation of business, such as product and service quality, and natural disasters are managed daily by responsible corporate officers and internal divisions established to handle the relevant risks. In addition, as part of NEC’s plan to build a risk management framework, NEC has established the CSR Promotion Committee, which deliberates and promotes important, cross-functional issues, and the CSR Promotion Unit, which promotes company-wide corporate social responsibility (“CSR”) activities.

With respect to corporate ethics and enforcement of compliance policies, NEC reviewed the previously existing NEC Charter of Corporate Behavior and NEC Code of Conduct in light of recent developments and changes in business environments. Having previously expanded the applicability of the charter and the code to include NEC Group directors, officers, and employees in April 2004, NEC has recently modified the NEC Group Charter of Corporate Behavior and the NEC Group Code of Conduct to further strengthen its ethical standards. In addition, NEC has established the Corporate Ethics Division to promote corporate ethics and enforcement of compliance policies within the company. NEC has also set up additional help lines for employees to report on and seek consultation regarding corporate ethics and compliance violation issues.

III. Business Results & Financial Condition

1. Business Results

<1> Overview of the First Half of the Fiscal Year Ending March 31, 2006, and Outlook for the Full Fiscal Year Ending March 31, 2006

During the first half of the fiscal year ending March 31, 2006, there was sustained growth in the Japanese economy, mainly in private-sector demand, amid an increasingly harsh external business climate due partly to the escalating price of crude oil and a slowdown in exports. In particular, amid an improvement in business results, a sustained increase in capital expenditures was seen in the corporate sector and moderate growth in personal consumption was seen in the household sector owing to an improvement in income and employment environments. In addition, there was a general upward trend originating from expectations for the outlook of the economy such as the Tokyo Stock Exchange reaching a four-year high.

In the Japanese electronics industry, enterprise computer-related and SI service-related markets experienced steady performance amid an improvement in business results. On the other hand, the mobile handsets market showed sluggish growth due to a slowdown in replacement demand. There was also sluggish growth in the semiconductor market due to a slowdown in demand for products for mobile handsets and a decline in the price of digital home electronics.

Amid this business environment, the consolidated net sales for the first half of the fiscal year ending March 31, 2006 were 2,233.0 billion yen, a decrease of 70.1 billion yen (3%) as compared with the corresponding period of the previous fiscal year. This was principally due to a significant decrease in mobile handset and semiconductor sales despite steady sales in SI and mobile communications systems.

Operating income was 13.0 billion yen, a decrease of 46.4 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to a decrease in sales and an increase in selling, general and administrative expenses.

Income before income taxes was 28.5 billion yen, a decrease of 43.4 billion yen as compared with the corresponding period of the previous fiscal year. This was due to a decrease in operating income despite an improvement in non-operating income owing to an increase in proceeds from sales of affiliates’ stock and a decrease in interest expenses accompanying the redemption of bonds. As a result, net income amounted to 16.4 billion yen, a decrease of 8.8 billion yen as compared with the corresponding period of the previous fiscal year.

For the full fiscal year ending March 31, 2006, sustained steady growth in the area of system integration (hereafter “the area of SI/services”) and an increase in sales in the area of fixed-line communications systems (hereafter “the area of broadband”) and mobile communications systems are anticipated. On the other hand, there is a slowdown in demand in the mobile handset market and the Japanese digital home electronics and mobile handset markets, main markets of the Electron Device business, are considered to be bottoming out. In addition, as recovery is taking longer than initially expected and severe price competition is expected to continue, NEC projects consolidated net sales will fall below the forecast announced in April, 2005.

NEC also projects that consolidated operating income will fall below the forecast announced in April, 2005 due to the influence of a reduction in semiconductor sales.

Due to these influences, NEC projects that consolidated income before income taxes will be less than the forecast announced in April, 2005.

Despite the influence of a decrease in consolidated operating income, there will be no change in consolidated net income from the forecast announced in April 2005 due to conservative calculation of income tax expenses in addition to the reversal of valuation allowance of deferred tax assets, which were recorded in the past, resulting from the sales of affiliates’ stock.

Consolidated	Revised forecast on October 27, 2005	Comparison with the forecast on April 27, 2005
	In billions of yen	In billions of yen
Net Sales	4,930.0	-70.0
Operating income	100.0	-50.0
Income before income taxes	90.0	-40.0
Net income	60.0	-

Non-consolidated	Revised forecast on October 27, 2005	Comparison with the forecast on April 27, 2005
	In billions of yen	In billions of yen
Net sales	2,400.0	-70.0
Ordinary income	40.0	+10.0
Net income	55.0	+30.0

<2> Results by business segments (including inter-segment transactions and profit/loss figures)

Sales and segment profit of NEC’s main segments were as follows (figures in brackets denote increases or decreases as compared with the corresponding period of the previous fiscal year):

IT Solutions Business

Sales:	990.1 billion yen (+3%)
Segment Profit:	26.4 billion yen (-7.9 billion yen)

Sales for the IT Solutions business for the first half of the fiscal year ending March 31, 2006 amounted to 990.1 billion yen, an increase of 3% as compared with the corresponding period of the previous fiscal year. This was mainly due to steady growth in the SI/services and personal solutions business areas amid gradual recovery in IT investment in Japan.

Net sales by products and services were as follows:

In the area of SI/services, sales amounted to 368.4 billion yen, an increase of 5% as compared with the corresponding period of the previous fiscal year. In the area of computer platforms, owing to an increase in the number of server units sold, sales increased by 1% amounting to 223.5 billion yen. In addition, in the area of personal solutions business, owing to an increase in personal computer units sold, sales amounted to 350.5 billion yen, an increase of 3% as compared with the corresponding period of the previous fiscal year. On the other hand, in the area of software, sales amounted to 47.7 billion yen, a decrease of 2% as compared with the corresponding period of the previous fiscal year.

Regarding profitability, despite gradual expansion in corporate IT investment, due to continuing severe price decline pressure, segment profit amounted to 26.4 billion yen, a decrease of 7.9 billion yen as compared with the corresponding period of the previous fiscal year.

Network Solutions Business

Sales:	811.3 billion yen (-10%)
Segment Profit:	13.7 billion yen (-4.5 billion yen)

Sales for the Network Solutions business for the first half of the fiscal year ending March 31, 2006 amounted to 811.3 billion yen, a decrease of 10% as compared with the corresponding period of the previous fiscal year.

Net sales by products and services were as follows:

In the area of broadband, due to steady sales to Japanese communication service providers, sales amounted to 286.2 billion yen, an amount in line with that of the corresponding period of the previous year. In the mobile area, sales of mobile infrastructure exceeded those of the corresponding period of the previous fiscal year owing to steady investment in infrastructure construction for new services and for the upgrading and expansion of networks in Japan and abroad. However, sales of mobile handsets fell significantly below those of the corresponding period of the previous fiscal year due to harsh competition in the mobile terminals business area in Japan and overseas. As a result, sales for the mobile area overall amounted to 418.0 billion yen, a decrease of 16% as compared with the corresponding period of the previous fiscal year.

Regarding profitability, in relation to the decrease in sales, mainly in the mobile terminals business, while there was an improvement in profitability as a result of cost reduction etc., due to the provision on accrual for accounts receivable-trade, resulting from a customer filing for bankruptcy protection under the Civil Rehabilitation Law, segment profit for the Network Solutions business overall amounted to 13.7 billion yen, a decrease of 4.5 billion yen as compared with the corresponding period of the previous fiscal year.

Electron Devices Business

Sales:	392.7 billion yen (-15%)
Segment Loss:	9.7 billion yen (-43.4 billion yen)

Sales for the Electron Devices business for the first half of the fiscal year ending March 31, 2006 amounted to 392.7 billion yen, a decrease of 15% as compared with the corresponding period of the previous fiscal year. This was mainly due to a significant decrease in sales in the area of semiconductors, a core business.

Net sales by products and services were as follows:

In the area of semiconductors, sales amounted to 312.9 billion yen, a decrease of 17% as compared with the corresponding period of the previous fiscal year. This was mainly due to a slowdown in demand for semiconductors for high performance Japanese mobile handsets and continuing weak global demand for microcontrollers and discrete components, which are used in a variety of products. In the display area, sales amounted to 33.0 billion yen, a decrease of 15% as compared with the corresponding period of the previous fiscal year. This was principally due to the transfer of the plasma display business during the corresponding period of the previous fiscal year. In the area of electronic components and others, although there was weak demand in the first quarter of the current fiscal year, due to moderate improvement in market conditions in the proceeding second quarter, sales amounted to 46.8 billion yen, an increase of 2% as compared with the corresponding period of the previous fiscal year.

Regarding profitability, segment loss was 9.7 billion yen, a worsening of 43.4 billion yen as compared with the corresponding period of the previous fiscal year. In the area of semiconductors, this was due to an inability to compensate for a decrease in profitability accompanying a drop in sales despite the implementation of measures for increased cost-efficiency and productivity.

<3> Subsequent events

On October 12, 2005, NEC and NEC Kansai Ltd. (hereafter “NEC Kansai”) sold all of the shares they owned in NEC Machinery Corporation (hereafter “NEC Machinery”) to Canon Inc. in accordance with the tender offer agreement entered into among NEC, NEC Kansai and Canon Inc. on August 25, 2005 for the acquisition of the shares of NEC Machinery by Canon Inc.

Outline of the tender offer and NEC Machinery Corporation is as follows:

(Outline of tender offer)

	NEC	NEC Kansai
Number of shares sold	3,120,000	1,120,000

	In millions of yen	In millions of yen
Sale price	3,781	1,357

(Outline of NEC Machinery Corporation)

• Trade name	NEC Machinery Corporation

• Principal lines of business	Development, manufacturing and sales of post-process equipment (incl. die bonders) in semiconductor manufacturing equipment and factory automation equipment

2. Financial Condition

Net cash provided by operating activities for the first half of the fiscal year ending March 31, 2006 was 37.3 billion yen, an improvement of 55.3 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to a decrease in the payment of notes and accounts payable owing to a reduction in resources procured as a result of inventory efficiency.

Net cash used in investment activities was 29.2 billion yen, a worsening of 7.8 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to a reduction in proceeds from sales of marketable securities as compared with the corresponding period of the previous fiscal year. As a result, free cash flows (the sum of cash flows from operating activities and investing activities) were cash inflows of 8.1 billion yen, an improvement of 47.5 billion yen as compared with the corresponding period of the previous fiscal year.

Net cash used in financing activities was 92.8 billion yen. This was mainly due to the redemption of bonds. As a result, cash and cash equivalents amounted to 413.8 billion yen, a decrease of 80.5 billion yen as compared with the end of the previous fiscal year.

The balance of interest bearing debt amounted to 1,053.3 billion yen, a decrease of 122.2 billion yen as compared with the end of the first half of the previous fiscal year. Debt-equity ratio was 1.19 (an improvement of 0.43 points as compared with the end of the first half of the previous fiscal year). Furthermore, the balance of interest-bearing debt (net), obtained by offsetting the balance of interest bearing debt with the balance of cash and cash equivalents, amounted to 639.5 billion yen, a decrease of 67.1 billion yen as compared with the end of the first half of the previous fiscal year. Debt-equity ratio was 0.72 (an improvement of 0.25 points as compared with the end of the first half of the previous fiscal year).

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of yen, millions of U.S. dollars)

Six months ended September 30	2005 (Unaudited)		(% of net sales)	2004 (Unaudited)		(% of net sales)	Increase (Decrease)		2005 (Unaudited)	Fiscal 2005		(% of net sales)
Net sales	JPY	2,233,035	(100.0)	JPY	2,303,154	(100.0)	JPY	(70,119)	$19,761	JPY	4,855,132	(100.0)
Cost of sales		1,658,317	(74.3)		1,711,789	(74.3)		(53,472)	14,675		3,646,770	(75.1)
Selling, general and administrative expenses		561,751	(25.1)		532,036	(23.1)		29,715	4,971		1,077,190	(22.2)
Operating income		12,967	(0.6)		59,329	(2.6)		(46,362)	115		131,172	(2.7)

Non-operating income		47,966	(2.1)		51,962	(2.2)		(3,996)	424		82,607	(1.7)
Interest and dividends		5,460			5,383			77	48		9,396
Other		42,506			46,579			(4,073)	376		73,211
Non-operating expenses		32,457	(1.4)		39,412	(1.7)		(6,955)	287		98,115	(2.0)
Interest		8,174			10,267			(2,093)	72		18,632
Other		24,283			29,145			(4,862)	215		79,483

Income before income taxes		28,476	(1.3)		71,879	(3.1)		(43,403)	252		115,664	(2.4)

Provision for income taxes		13,769	(0.7)		41,715	(1.8)		(27,946)	122		73,111	(1.5)
Minority interest in income of consolidated subsidiaries		1,023	(0.0)		9,901	(0.4)		(8,878)	9		7,280	(0.2)
Equity in earnings (losses) of affiliated companies		2,737	(0.1)		4,934	(0.2)		(2,197)	24		32,591	(0.7)

Net income	JPY	16,421	(0.7)	JPY	25,197	(1.1)	JPY	(8,776)	$145	JPY	67,864	(1.4)

(Notes)

*	US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 113 yen.
*	Comprehensive income (loss), adds net income to change in accumulated other comprehensive income (loss), were 49,307 million yen (income) , 19,661 million yen (income) and 93,265 million yen (income) for the six months ended September 30, 2005 and 2004 and fiscal 2005, respectively. Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, minimum pension liability adjustment, unrealized gains (losses) on marketable securities and unrealized gains (losses) on derivative financial instruments.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of yen, millions of U.S.dollars)

	September 30, 2005 (Unaudited)		September 30, 2004 (Unaudited)		Increase (Decrease)		March 31, 2005		Increase (Decrease)		September 30, 2005 (Unaudited)
Current assets	JPY	1,957,185	JPY	2,043,641	JPY	(86,456)	JPY	2,081,562	JPY	(124,377)	$17,321

Cash and cash equivalents		413,792		468,917		(55,125)		494,284		(80,492)	3,662
Notes and accounts receivable, trade		803,747		778,856		24,891		901,696		(97,949)	7,113
Inventories		559,310		629,372		(70,062)		528,923		30,387	4,950
Other current assets		180,336		166,496		13,840		156,659		23,677	1,596
Long-term assets		1,850,084		1,862,434		(12,350)		1,859,123		(9,039)	16,372

Long-term receivables, trade		9,586		9,602		(16)		8,274		1,312	85
Investments and advances		429,963		385,277		44,686		415,167		14,796	3,805
Property, plant and equipment		698,790		764,957		(66,167)		726,422		(27,632)	6,184
Other assets		711,745		702,598		9,147		709,260		2,485	6,298

Total assets	JPY	3,807,269	JPY	3,906,075	JPY	(98,806)	JPY	3,940,685	JPY	(133,416)	$33,693

Current liabilities	JPY	1,494,104	JPY	1,624,052	JPY	(129,948)	JPY	1,661,660	JPY	(167,556)	$13,223

Short-term borrowings and current portion of long-term debt		304,394		379,113		(74,719)		364,969		(60,575)	2,694
Notes and accounts payable, trade		755,580		818,258		(62,678)		847,584		(92,004)	6,687
Other current liabilities		434,130		426,681		7,449		449,107		(14,977)	3,842
Long-term liabilities		1,221,076		1,320,302		(99,226)		1,260,564		(39,488)	10,806

Long-term debt		748,884		796,388		(47,504)		791,238		(42,354)	6,627
Accrued pension and severance costs		428,270		482,571		(54,301)		425,174		3,096	3,790
Other		43,922		41,343		2,579		44,152		(230)	389
Minority shareholders’ equity in consolidated subsidiaries		209,099		236,510		(27,411)		224,187		(15,088)	1,850

Total shareholders’ equity		882,990		725,211		157,779		794,274		88,716	7,814

Common stock		337,821		337,820		1		337,820		1	2,990
Additional paid-in capital		501,193		454,298		46,895		455,683		45,510	4,435
Retained earnings		138,646		91,317		47,329		128,204		10,442	1,227
Accumulated other comprehensive income (loss)		(91,510)		(155,333)		63,823		(124,396)		32,886	(810)
Treasury stock		(3,160)		(2,891)		(269)		(3,037)		(123)	(28)

Total liabilities and shareholders’ equity	JPY	3,807,269	JPY	3,906,075	JPY	(98,806)	JPY	3,940,685	JPY	(133,416)	$33,693

Interest-bearing debt (*1)	JPY	1,053,278	JPY	1,175,501	JPY	(122,223)	JPY	1,156,207	JPY	(102,929)	$9,321
Net interest-bearing debt (*2)		639,486		706,584		(67,098)		661,923		(22,437)	5,659

Shareholders’ equity ratio (%) (*3)		23.2		18.6		4.6		20.2		3.0

Debt-equity ratio (times) (*4)		1.19		1.62		(0.43)		1.46		(0.27)
Net debt-equity ratio (times) (*4)		0.72		0.97		(0.25)		0.83		(0.11)
Accumulated other comprehensive income (loss) breakdown:
Foreign currency translation adjustments	JPY	(6,700)	JPY	(10,082)	JPY	3,382	JPY	(14,090)	JPY	7,390	$(60)
Minimum pension liability adjustment		(133,597)		(157,908)		24,311		(137,449)		3,852	(1,182)
Unrealized gains (losses) on marketable securities		50,169		14,389		35,780		28,889		21,280	444
Unrealized gains (losses) on derivative financial instruments		(1,382)		(1,732)		350		(1,746)		364	(12)

Total accumulated other comprehensive income (loss)	JPY	(91,510)	JPY	(155,333)	JPY	63,823	JPY	(124,396)	JPY	32,886	$(810)

(Notes)

*1	Interest-bearing debt is the sum of short-term borrowings, current portion of long-term debt and long-term debt.
*2	Net interest-bearing debt is interest-bearing debt less cash and cash equivalents.
*3	Shareholders’ equity ratio is shareholders’ equity divided by total assets.
*4	Debt-equity ratio and net debt-equity ratio are interest-bearing debt and net interest-bearing debt divided by shareholders’ equity, respectively.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of yen, millions of U.S. dollars)

Six months ended September 30	2005 (Unaudited)		2004 (Unaudited)		Increase (Decrease)		2005 (Unaudited)	Fiscal 2005
I. Cash flows from operating activities:

Net income	JPY	16,421	JPY	25,197	JPY	(8,776)	$145	JPY	67,864
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation		69,546		82,892		(13,346)	615		166,484
Equity in (earnings) losses of affiliated companies, net of dividends		(2,177)		(4,445)		2,268	(19)		(31,580)
Decrease (increase) in notes and accounts receivable		88,225		86,617		1,608	781		(4,870)
Decrease (increase) in inventories		(33,087)		(59,290)		26,203	(293)		56,289
Decrease in notes and accounts payable		(81,477)		(165,394)		83,917	(721)		(114,239)
Other, net		(20,171)		16,410		(36,581)	(178)		24,611

Net cash provided by (used in) operating activities		37,280		(18,013)		55,293	330		164,559

II. Cash flows from investing activities:

Proceeds from sales of fixed assets		33,027		39,467		(6,440)	292		89,422
Additions to fixed assets		(102,110)		(119,343)		17,233	(904)		(261,384)
Proceeds from sales of marketable securities		13,804		21,654		(7,850)	122		29,754
Purchase of marketable securities		(1,766)		(1,043)		(723)	(15)		(1,112)
Other, net		27,853		37,916		(10,063)	247		20,773

Net cash used in investing activities		(29,192)		(21,349)		(7,843)	(258)		(122,547)

Free cash flows		8,088		(39,362)		47,450	72		42,012

III. Cash flows from financing activities:

Net proceeds from (repayment of) bonds and borrowings		(85,232)		14,758		(99,990)	(754)		(37,506)
Dividends paid		(7,400)		(7,174)		(226)	(66)		(14,060)
Other, net		(126)		(102)		(24)	(1)		1,300

Net cash provided by (used in) financing activities		(92,758)		7,482		(100,240)	(821)		(50,266)

Effect of exchange rate changes on cash and cash equivalents		4,178		4,034		144	37		5,775

Net decrease in cash and cash equivalents		(80,492)		(27,846)		(52,646)	(712)		(2,479)

Cash and cash equivalents at beginning of period		494,284		496,763		(2,479)	4,374		496,763
Cash and cash equivalents at end of period	JPY	413,792	JPY	468,917	JPY	(55,125)	$3,662	JPY	494,284

SEGMENT INFORMATION

1.Business Segment Information

(1) Net Sales (Including internal sales to other segments)

(In millions of yen, millions of U.S. dollars)

Six months ended September 30	2005 (Unaudited)		(% of total)	% change		2004 (Unaudited)		(% of total)	2005 (Unaudited)	Fiscal 2005		(% of total)
IT Solutions business	JPY	990,128	(44.3)		+2.8	JPY	962,714	(41.8)	$8,762	JPY	2,144,438	(44.2)
Network Solutions business		811,303	(36.3)		-9.8		899,894	(39.1)	7,180		1,891,977	(39.0)
Electron Devices business		392,687	(17.6)		-14.9		461,392	(20.0)	3,475		868,670	(17.9)
Others		341,158	(15.3)		+11.4		306,118	(13.3)	3,019		649,128	(13.4)
Eliminations		(302,241)	(-13.5)		—		(326,964)	(-14.2)	(2,675)		(699,081)	(-14.5)

Consolidated total	JPY	2,233,035	(100.0)		-3.0	JPY	2,303,154	(100.0)	$19,761	JPY	4,855,132	(100.0)

(2) Segment Profit or Loss

(In millions of yen, millions of U.S. dollars)

Six months ended September 30	2005 (Unaudited)		(% of profit on sales)	Increase (Decrease)		2004 (Unaudited)		(% of profit on sales)	2005 (Unaudited)	Fiscal 2005		(% of profit on sales)
IT Solutions business	JPY	26,383	(2.7)	JPY	(7,909)	JPY	34,292	(3.6)	$233	JPY	102,310	(4.8)
Network Solutions business		13,727	(1.7)		(4,476)		18,203	(2.0)	121		26,468	(1.4)
Electron Devices business		(9,650)	(-2.5)		(43,425)		33,775	(7.3)	(85)		37,178	(4.3)
Others		4,231	(1.2)		600		3,631	(1.2)	37		11,555	(1.8)
Eliminations		3,109	—		4,206		(1,097)	—	28		2,977	—
Unallocated corporate expenses*		(24,833)	—		4,642		(29,475)	—	(219)		(49,316)	—

		12,967	(0.6)		(46,362)		59,329	(2.6)	115		131,172	(2.7)
Other income		47,966			(3,996)		51,962		424		82,607
Other expenses		(32,457)			6,955		(39,412)		(287)		(98,115)

Consolidated income before income taxes	JPY	28,476		JPY	(43,403)	JPY	71,879		$252	JPY	115,664

(Note)
*	Unallocated corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

(3) Net Sales to External Customers (Unaudited)

(In billions of yen, millions of U.S. dollars)

Six months ended September 30	2005		2004		% change	2005
IT Solutions business	JPY	847.6	JPY	819.0	+3.5	$7,501
Domestic		674.7		668.1	+1.0	5,970
Overseas		172.9		150.9	+14.6	1,531

Network Solutions business		768.8		859.0	-10.5	6,804
Domestic		607.3		621.0	-2.2	5,374
Overseas		161.5		238.0	-32.1	1,430

Electron Devices business		372.0		428.7	-13.2	3,292
Domestic		188.4		229.5	-17.9	1,667
Overseas		183.6		199.2	-7.8	1,625

Others		244.6		196.4	+24.5	2,164
Domestic		158.4		155.6	+1.8	1,402
Overseas		86.2		40.8	+111.3	762

Consolidated total	JPY	2,233.0	JPY	2,303.2	-3.0	$19,761
Domestic		1,628.7		1,674.2	-2.7	14,413
Overseas		604.3		629.0	-3.9	5,348

(4) Net Sales by Products and Services (Including internal sales to other segments)(Unaudited)

(In billions of yen, millions of U.S. dollars)

Six months ended September 30	2005		2004		% change	2005
IT Solutions business	JPY	990.1	JPY	962.7	+2.8	$8,762
SI / Services		368.4		352.1	+4.6	3,260
Software		47.7		48.9	-2.5	422
Computers / Platforms		223.5		221.8	+0.8	1,978
Personal Solutions		350.5		339.9	+3.1	3,102

Network Solutions business	JPY	811.3	JPY	899.9	-9.8	$7,180
Broadband		286.2		287.9	-0.6	2,533
Mobile		418.0		497.6	-16.0	3,699
Social Infrastructure		107.1		114.4	-6.4	948

Electron Devices business	JPY	392.7	JPY	461.4	-14.9	$3,475
Semiconductors		312.9		376.8	-17.0	2,769
Displays		33.0		38.6	-14.5	292
Electronic Components		46.8		46.0	+1.7	414

2.	Geographic Segment Information*

(1) Net Sales

(In millions of yen, millions of U.S. dollars)

Six months ended September 30	2005 (Unaudited)		(% of total)	% change		2004 (Unaudited)		(% of total)	2005 (Unaudited)	Fiscal 2005		(% of total)
Japan	JPY	1,740,445	(77.9)		-2.5	JPY	1,785,129	(77.5)	$15,402	JPY	3,777,408		(77.8)
Overseas		492,590	(22.1)		-4.9		518,025	(22.5)	4,359		1,077,724		(22.2)

Consolidated	JPY	2,233,035	(100.0)		-3.0	JPY	2,303,154	(100.0)	$19,761	JPY	4,855,132		(100.0)

(2) Geographic Profit or Loss

Six months ended September 30	2005 (Unaudited)		(% of profit on sales)	Increase (Decrease)		2004 (Unaudited)		(% of profit on sales)	2005 (Unaudited)	Fiscal 2005		(% of profit on sales)
Japan	JPY	11,198	(0.6)	JPY	(42,699)	JPY	53,897	(3.0)	$99	JPY	112,114		(3.0)
Overseas		1,769	(0.4)		(3,663)		5,432	(1.0)	16		19,058		(1.8)

		12,967	(0.6)		(46,362)		59,329	(2.6)	115		131,172		(2.7)
Other income		47,966			(3,996)		51,962		424		82,607
Other expenses		(32,457)			6,955		(39,412)		(287)		(98,115)

Consolidated income before income taxes	JPY	28,476		JPY	(43,403)	JPY	71,879		$252	JPY	115,664

* Geographic segment information based on the country location of NEC Corporation or subsidiary.
3. Sales by Market (Unaudited)*
Six months ended September 30	2005		% change			2004			2005			Fiscal 2005
Japan	JPY	1,628,706	-2.7			JPY	1,674,159		$14,413			JPY	3,553,502
Overseas		604,329	-3.9				628,995		5,348				1,301,630

Consolidated	JPY	2,233,035	-3.0			JPY	2,303,154		$19,761			JPY	4,855,132

*	Sales by Market information based on the country location of customers.

FINANCIAL INSTRUMENTS

(1) Marketable securities

The cost, fair value and net unrealized holding gains/losses for marketable securities by major security type are summarized as follows:

(In millions of yen)

	September 30, 2005 (Unaudited)		September 30, 2004 (Unaudited)		March 31, 2005
Available-for-sale:
Equity securities
Cost	JPY	80,021	JPY	63,896	JPY	58,333
Fair value		160,196		98,996		107,577
Net unrealized holding gains		80,175		35,100		49,244

Debt securities
Cost		16		35		30
Fair value		12		36		35
Net unrealized holding gains (losses)		(4)		1		5

(2) Investments in affiliated companies accounted for by the equity method

The carrying amount and market value of stocks of affiliated companies accounted for by the equity method which have quoted market values are summarized as follows:

(In millions of yen)

	September 30, 2005 (Unaudited)		September 30, 2004 (Unaudited)		March 31, 2005
Carrying amount	JPY	112,892	JPY	98,447	JPY 148,948
Market value		254,280		203,764	301,671

		141,388		105,317	152,723

NET INCOME PER SHARE

A reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income is as follows:

(In millions of yen)

Six months ended September 30	2005 (Unaudited)		2004 (Unaudited)		Fiscal 2005
Net income	JPY	16,421	JPY	25,197	JPY	67,864
Effect of participating convertible securities				(591)		(890)
Net income available to common shareholders		16,421		24,606		66,974
Effect of dilutive securities		291		(608)		(284)

Diluted net income	JPY	16,712	JPY	23,998	JPY	66,690

(Number of shares)

Six months ended September 30	2005 (Unaudited)		2 004 (Unaudited)		Fiscal 2005
Weighted-average number of shares of common stockoutstanding for the period		1,964,274,178		1,926,531,729		1,926,424,743
Effect of dilutive securities		166,261,699		166,262,345		166,262,345
Weighted-average number of shares of diluted commonstock outstanding for the period		2,130,535,877		2,092,794,074		2,092,687,088

Net Income Per Share: (In yen)

Six months ended September 30	2005 (Unaudited)		2004 (Unaudited)		Fiscal 2005
Basic	JPY	8.36	JPY	12.77	JPY	34.77
Diluted		7.84		11.47		31.87

For the six months ended September 30, 2004, net income per share was restated to the dilutive effect from the issuance of contingently convertible bonds.

Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive were as follows:

		(Number of shares)
Six months ended September 30	2005 (Unaudited)		2004 (Unaudited)		Fiscal 2005
Stock options		1,278,000		1,253,000		1,234,000

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)

Three months ended September 30	2005		(% of net sales)	2004		(% of net sales)	Increase (Decrease)		2005
Net sales	JPY	1,232,091	(100.0)	JPY	1,246,999	(100.0)	JPY	(14,908)	$10,903
Cost of sales		905,912	(73.5)		927,230	(74.4)		(21,318)	8,017
Selling, general and administrative expenses		292,147	(23.7)		276,969	(22.2)		15,178	2,585
Operating income		34,032	(2.8)		42,800	(3.4)		(8,768)	301

Non-operating income		41,515	(3.4)		14,497	(1.2)		27,018	367
Interest and dividends		2,913			2,049			864	26
Other		38,602			12,448			26,154	341
Non-operating expenses		18,123	(1.5)		25,801	(2.1)		(7,678)	160
Interest		4,029			4,719			(690)	36
Other		14,094			21,082			(6,988)	124

Income before income taxes		57,424	(4.7)		31,496	(2.5)		25,928	508

Provision for income taxes		29,256	(2.4)		20,716	(1.7)		8,540	258
Minority interest in income of consolidated subsidiaries		2,574	(0.2)		6,688	(0.5)		(4,114)	23
Equity in earnings (losses) of affiliated companies		1,819	(0.1)		160	(0.0)		1,659	16

Net income	JPY	27,413	(2.2)	JPY	4,252	(0.3)	JPY	23,161	$243

(Note)

*	Comprehensive income (loss), adds net income to change in accumulated other comprehensive income (loss), were 57,201 million yen (income) ,9,812 million yen (income) for the three months ended September 30, 2005 and 2004, respectively. Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, minimum pension liability adjustment, unrealized gains (losses) on marketable securities and unrealized gains (losses) on derivative financial instruments.

SEGMENT INFORMATION (UNAUDITED)

Business Segment Information

(1) Net Sales (Including internal sales to other segments)

(In millions of yen, millions of U.S. dollars)

Three months ended September 30	2005		(% of total)	% change		2004		(% of total)	2005
IT Solutions business	JPY	569,124	(46.2)		+6.3	JPY	535,162	(42.9)	$5,036
Network Solutions business		431,893	(35.1)		-13.5		499,180	(40.0)	3,822
Electron Devices business		211,117	(17.1)		-2.9		217,495	(17.4)	1,868
Others		195,076	(15.8)		+8.8		179,240	(14.4)	1,726
Eliminations		(175,119)	(-14.2)		—		(184,078)	(-14.7)	(1,549)

Consolidated total	JPY	1,232,091	(100.0)		-1.2	JPY	1,246,999	(100.0)	$10,903

(2) Segment Profit or Loss

(In millions of yen, millions of U.S. dollars)

Three months ended September 30	2005		(% of profit on sales)	Increase (Decrease)		2004		(% of profit on sales)	2005
IT Solutions business	JPY	25,371	(4.5)	JPY	4,828	JPY	20,543	(3.8)	$225
Network Solutions business		10,636	(2.5)		3,365		7,271	(1.5)	94
Electron Devices business		192	(0.1)		(17,958)		18,150	(8.3)	2
Others		10,982	(5.6)		1,088		9,894	(5.5)	97
Eliminations		3,954	—		(3,986)		7,940	—	35
Unallocated corporate expenses*		(17,103)	—		3,895		(20,998)	—	(152)

		34,032	(2.8)		(8,768)		42,800	(3.4)	301
Other income		41,515			27,018		14,497		367
Other expenses		(18,123)			7,678		(25,801)		(160)

Consolidated income before income taxes	JPY	57,424		JPY	25,928	JPY	31,496		$508

(Note)

*	Unallocated corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

(3) Net Sales to External Customers

(In billions of yen, millions of U.S. dollars)

Three months ended September 30	2005		2004		% change	2005
IT Solutions business	JPY	483.6	JPY	449.5	+7.6	$4,280
Domestic		382.6		364.0	+5.1	3,386
Overseas		101.0		85.5	+18.1	894

Network Solutions business		405.0		473.6	-14.5	3,584
Domestic		323.4		327.1	-1.1	2,862
Overseas		81.6		146.5	-44.3	722

Electron Devices business		201.4		204.3	-1.4	1,782
Domestic		92.9		100.3	-7.3	822
Overseas		108.5		104.0	+4.3	960

Others		142.1		119.7	+18.7	1,257
Domestic		95.7		100.8	-5.0	847
Overseas		46.4		18.9	+145.2	410

Consolidated total	JPY	1,232.1	JPY	1,247.0	-1.2	$10,903
Domestic		894.6		892.1	+0.3	7,917
Overseas		337.5		354.9	-4.9	2,986

(4) Net Sales by Products and Services (Including internal sales to other segments)

(In billions of yen, millions of U.S. dollars)

Three months ended September 30	2005		2004		% change	2005
IT Solutions business	JPY	569.1	JPY	535.2	+6.3	$5,036
SI / Services		218.7		203.8	+7.3	1,935
Software		29.6		28.4	+4.2	262
Computers / Platforms		134.3		124.8	+7.6	1,188
Personal Solutions		186.5		178.2	+4.7	1,651

Network Solutions business	JPY	431.9	JPY	499.2	-13.5	$3,822
Broadband		162.3		176.1	-7.8	1,436
Mobile		205.4		256.5	-19.9	1,818
Social Infrastructure		64.2		66.6	-3.6	568

Electron Devices business	JPY	211.1	JPY	217.5	-2.9	$1,868
Semiconductors		166.8		191.2	-12.8	1,476
Displays		17.9		15.7	+14.0	158
Electronic Components		26.4		10.6	+149.1	234

(Note)

“Operating income” set forth above is a measure commonly used by other Japanese companies that report their financial results in accordance with generally accepted accounting financial reporting practices in Japan. “Operating income” is calculated by deducting cost of sales and selling, general and administrative expenses from net sales. Management believes this measure is useful to investors in comparing NEC’s results of operations to other Japanese companies. This measure, however, should not be construed as an alternative to “income before income taxes” or “net income” as determined in accordance with U.S. GAAP. Please refer to the condensed consolidated statement of operations for the calculation of the operating income.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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Contacts: Diane Foley/Makoto Miyakawa

Corporate Communications Division

NEC Corporation

+81-3-3798-6511